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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 21 Commercial and 30 Executive Jets in 3Q15

São José dos Campos, Brazil, October 15, 2015 – During the third quarter of 2015 (3Q15), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 21 jets to the commercial aviation market and 30 to the business aviation market, for a total of 51 aircraft. The number is 50% higher than in the same period last year, when 34 aircraft were delivered - 19 commercial and 15 executive jets.

Deliveries by Segment	3Q15	2015

Commercial Aviation	21	68
EMBRAER 170 (E170)	-	-
EMBRAER 175 (E175)	20	62
EMBRAER 190 (E190)	-	3
EMBRAER 195 (E195)	1	3

Executive Aviation	30*	75
Light jets	21	57
Large jets	9	18

TOTAL	51	143

                                        *3 Phenom 100, 18 Phenom 300 , 3 Legacy 500 and 6 Legacy 650

On September 30, 2015, the firm order backlog totaled USD 22.1 billion. The largest order announced during this period came from SkyWest, Inc. for 18 E175 jets, with an estimated value of USD 800 million, based on the current list price. The aircraft will be operated by SkyWest Airlines, under an amendment to the existing Capacity Purchase Agreement with United Airlines.

In 3Q15, Embraer delivered the first Legacy 500 midsize jet to a customer in Mexico. The aircraft will be operated by Transpaís Aéreo, a subsidiary of the Lomex Group Aeronautics Division. Another new customer of the Legacy 500 announced during the quarter was Dallas-based Flexjet LLC, a leading provider of fractional jet ownership services. Flexjet’s fractional program already features the Embraer Phenom 300 light jet.

Another achievement during the quarter came from the business mid-light jet Legacy 450, which has received type certification from the aeronautical authorities of Brazil, United States and Europe, opening up prospects in a new niche.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Backlog - Commercial Aviation (September 30, 2015)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order
E170	193	7	188	5
E175	477	332	311	166
E190	586	92	518	68
E195	165	2	141	24
175-E2	100	100	0	100
190-E2	77	85	0	77
195-E2	90	80	0	90
Total	1.688	698	1.158	530
Note: Deliveries and firm order backlog include orders for the Defense & Security segment placed

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements, and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events, and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	188	5
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)*	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	15	5
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-
* Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount,one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	477	311	166
Air Canada (Canada)	15	15	-
Aldus (Ireland)	5	-	5
ECC Leasing (Ireland)*	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	15	45
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Jetscape (USA)	4	4	-
KLM (Netherlands)	15	-	15
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	156	107	49
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	40	30	10
Skywest (USA)	73	43	30
Suzuyo (Japan)	8	6	2
Undisclosed	6	-	6
* Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	586	518	68
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Aldus (Ireland)	15	4	11
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	7	-	7
Hainan (China)	50	50	-
Hebei (China)	7	5	2
JAL (Japan)	10	-	10
JetBlue (USA)	88	64	24
Jetscape (USA)	9	7	2
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	24	22	2
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
Undisclosed	8	-	8

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	165	141	24
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	55	4
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	-	20
Jetscape (USA)	2	2	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	77	-	77
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
ILFC (USA)	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Azul (Brazil)	30	-	30
ILFC (USA)	25	-	25

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Aircraft delivered by ECC Leasing (included in the previous tables)
Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	-
EMBRAER 170	6	6	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
Gulf Air (Bahrain)	2	2	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2015

Embraer S.A.
By:
/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer